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                          January 6, 2023

       Yehiel Tal
       Chief Executive Officer
       CollPlant Biotechnologies Ltd
       4 Oppenheimer, Weizmann Science Park
       Rehovot 7670104, Israel

                                                        Re: CollPlant
Biotechnologies Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed December 30,
2022
                                                            File No. 333-269087

       Dear Yehiel Tal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services